GOLD CORPORATION

and

THE BANK OF NEW YORK MELLON

solely in its capacity as trustee of the Perth Mint Physical Gold ETF and not individually

TRUST ALLOCATED METAL ACCOUNT AGREEMENT

This TRUST ALLOCATED METAL ACCOUNT AGREEMENT (this “Agreement”) is made with effect on and from [●], 2018 (the “Effective Date”).

BETWEEN

(1)	GOLD CORPORATION, whose principal place of business is at 310 Hay Street, East Perth, WA 6004, Australia (the “Custodian”); and

(2)	THE BANK OF NEW YORK MELLON, a New York banking corporation, solely in its capacity as trustee of the Perth Mint Physical Gold ETF created under the Trust Agreement identified below and not individually (the “Trustee”), which expression shall, wherever the context so admits, include the named Trustee and all other persons or companies for the time being the trustee or trustees of the Trust Agreement (as defined below) as trustee for the Shareholders (as defined below).

INTRODUCTION

(1)	The Trustee has agreed to act as trustee for the Shareholders pursuant to the Trust Agreement.

(2)	Shares may be issued by the Trust against delivery of Gold made by way of payment for the issue of such Shares.

(3)	The Trustee has agreed that the Trust Allocated Metal Account will be established by the Custodian for the Trustee (in its capacity as trustee of the Trust), and that the Trustee will have the sole right to give instructions to the Custodian for the making of any transfers into or out of the Trust Allocated Metal Account.

(4)	The Custodian has agreed to transfer Physical Gold into and out of the Trust Allocated Metal Account as instructed by the Trustee and to safely store the Physical Gold pursuant to the terms of this Agreement.

IT IS AGREED AS FOLLOWS

1.	INTERPRETATION

1.1	Definitions: In this Agreement, unless there is anything in the subject or context inconsistent therewith, the following expressions shall have the following meanings:

“Administrative Sponsor” means Exchange Traded Concepts, LLC acting as administrative sponsor of the Trust, or its successor;

“AP Account” means a Gold account maintained for the Authorized Participant on an Unallocated Basis by the Custodian or a LBMA Gold clearing bank approved by the Custodian, as specified in the applicable transfer instructions given under clause 5.2;

“Authorized Participant” means a person that, at the time of submitting to the Trustee an order to purchase, or an order to redeem, one or more Baskets (i) is a registered broker-dealer or other securities market participant, such as a bank or other financial institution, which, but for an exclusion from registration, would be required to register as a broker-dealer to engage in securities transactions, (ii) is a DTC Participant, and (iii) has in effect a valid Authorized Participant Agreement;

“Authorized Participant Agreement” means an agreement among the Trustee, the Administrative Sponsor and an Authorized Participant that authorizes the Authorized Participant to submit Purchase Orders and Redemption Orders under the Trust Agreement;

“Basket” means 50,000 Shares, except that the Administrative Sponsor, with the consent of the Custodial Sponsor, and upon prior written notice to the Trustee, may from time to time increase or decrease the number of Shares comprising a Basket;

“Business Day” means any day other than a day: (1) when the exchange on which the Shares are principally traded is closed for regular trading; or (2), if the relevant action requires the receipt or delivery, or the confirmation of receipt or delivery, of gold in the United Kingdom, Western Australia or in some other jurisdiction on a particular day, (A) when banks are authorized to close in the United Kingdom, Western Australia or in such other jurisdiction or when the London gold market is closed or (B) when banks in the United Kingdom, Western Australia or in such other jurisdiction are, or the London gold market is, not open for a full business day and the relevant action requires the execution or completion of procedures which cannot be executed or completed by the close of the business day;

“Custodial Sponsor” means Gold Corporation acting as custodial sponsor of the Trust pursuant to the Trust Agreement, or its successor;

“Delivery” means (i) obtaining an acknowledgement from the Custodian of a credit of gold on an Unallocated Basis to the account of the person entitled to that delivery, and (ii) when used with respect to Shares, one or more book-entry transfers of those Shares to an account or accounts at the Depository designated by the person entitled to instruct such delivery, and, as applicable, for further credit as specified by that person;

“Depository” means The Depository Trust Company and any other successor depository of Shares selected by the Administrative Sponsor, in consultation with the Custodial Sponsor, as provided in the Trust Agreement;

“Dollars” or “$” (or dollars) refers to United States Dollars, unless otherwise indicated;

“DTC Participant” means a person that, pursuant to The Depository Trust Company’s governing documents, is entitled to deposit securities with The Depository Trust Company in its capacity as a “participant”;

“Fine Ounce” means a troy ounce of 100% pure gold, Fine Ounces being determined, as to physical gold, by multiplying the gross weight in troy ounces by the fineness, expressed as a fraction of the fine metal content in parts per 1000 and, as to gold held on an Unallocated Basis, by the number of Fine Ounces credited to the applicable unallocated account from time to time (such account being denominated in Fine Ounces);

“GC Metal Account” means one or more Gold accounts of which Gold Corporation, in its individual capacity, is the registered owner maintained with one or more LBMA Gold clearing members on an Unallocated Basis in such location or locations as Gold Corporation may determine and used by Gold Corporation exclusively for transfers of Gold to and from the Trust in connection with the creation and redemption of Baskets.

“Gold” or “gold” means Physical Gold or gold held on an Unallocated Basis;

“Government Guarantee” means the guarantee provided by the State of Western Australia pursuant to Section 22 of the Gold Corporation Act 1987 (Western Australia) which provides (amongst other things) that the payment of the cash equivalent of gold due, payable and deliverable by Custodian under the Act is guaranteed by the Treasurer of Western Australia, in the name and on behalf of the Crown in the right of the State of Western Australia;

“LBMA” means The London Bullion Market Association or its successor;

“London Bar” means a gold bar meeting the London “Good Delivery” standards, including the specifications for weight, dimensions, fineness (or purity), identifying marks and appearance of gold bars set forth in “The Good Delivery Rules for Gold and Silver Bars” published by the LBMA;

“Metal Accounts” means the Trust Allocated Metal Account, the Trust Unallocated Metal Account and the GC Metal Account;

“Order Cutoff Time” means, with respect to any Business Day, (i) 4:00 p.m. (New York time) on such Business day, or (ii) another time agreed to by the Administrative Sponsor, the Custodial Sponsor and the Trustee under the Trust Agreement;

“Physical Gold” or “physical gold” means (i) a London Bar; and/or (ii) all gold products without numismatic value and having a gold purity of at least 99.5% (including coins, cast bars and minted bars);

“Point of Delivery” means such location, date and time that the recipient (or its agent) acknowledges in written form its receipt of delivery of Gold;

“Purchase Order” means the order that an Authorized Participant must place with the Trustee pursuant to the Trust Agreement in order to acquire one or more Baskets from the Trust;

“Redemption Form” means a notice in the form prescribed from time to time by the Trust requesting a Redemption Order;

“Redemption Order” means the order an Authorized Participant must place with the Trustee pursuant to the Trust Agreement in order to redeem one or more Baskets from the Trust;

“Rules” means the rules, regulations, practices and customs of the LBMA (including the requirements of “Good Delivery” under the rules of the LBMA), the Bank of England and such other regulatory authority or other body as shall affect the activities contemplated by this Agreement, including the activities of any Sub-Custodian;

“Shareholder” means the beneficial owner of one or more Shares;

“Share” means a unit of fractional undivided beneficial interest in the Trust which is issued by the Trust, named “Perth Mint Physical Gold ETF” and created pursuant to and constituted by the Trust Agreement;

“Sub-Custodian” shall mean a LBMA-member Gold clearing bank appointed by the Custodian pursuant to clause 7.6 as a sub-custodian of Gold held for the Trust by the Custodian.

“Trust” means the Perth Mint Physical Gold ETF, the trust created by the Trust Agreement;

“Trust Agreement” means the Depository Trust Agreement of the Trust dated on or about [●], 2018, as amended from time to time, among Gold Corporation, as Custodial Sponsor, Exchange Traded Concepts, LLC, as Administrative Sponsor, and The Bank of New York Mellon, as Trustee;

“Trust Allocated Metal Account” means the account, reference [●], maintained for the Trust by the Custodian on an allocated basis pursuant to this Agreement for the purpose of holding Physical Gold on behalf of the Trust;

“Trust Unallocated Metal Account” means the account, reference [●], maintained for the Trust by the Custodian on an Unallocated Basis pursuant to the Trust Unallocated Metal Account Agreement;

“Trust Unallocated Metal Account Agreement” means the Trust Unallocated Metal Account Agreement of even date herewith between the Custodian and the Trustee pursuant to which the Trust Unallocated Metal Account is established and operated;

“Unallocated Basis” means, with respect to the holding of Gold, that the holder is entitled to receive delivery of Physical Gold in the amount standing to the credit of the holder’s account, but the holder has no ownership interest in any particular Gold that the custodian maintaining that account owns or holds;

“VAT” shall mean (a) any tax imposed pursuant to or in compliance with the Sixth Directive of the Council of the European Economic Communities (77/388/EEC) including in relation to the United Kingdom, value added tax imposed by the Value Added Tax Act 1994 and legislation and regulations supplemental thereto; and (b) any other tax of a similar nature, whether imposed in a member state of the European Union or elsewhere, in substitution for, or levied in addition to, such tax referred to in “(a)”; and

“Withdrawal Date” means the Business Day on which the Trustee wishes a withdrawal of Physical Gold from the Trust Allocated Metal Account to take place.

1.2	Headings: The headings in this Agreement do not affect its interpretation.

1.3	Singular and plural: References to the singular include the plural and vice versa.

1.4	Construction: The word “including” means “including without limitation”. The word “or” is not exclusive.

2.	TRUST ALLOCATED METAL ACCOUNT

2.1	Opening Trust Allocated Metal Account: The Custodian shall open and maintain the Trust Allocated Metal Account in the name of the Trustee (in its capacity as trustee for the Shareholders).

2.2	Deposits and Withdrawals: The Trust Allocated Metal Account shall evidence and record deposits and withdrawals of Physical Gold made pursuant to the terms of this Agreement.

2.3	Denomination of Metal Accounts: The Trust Allocated Metal Account will hold deposits of Physical Gold only and will be denominated in Fine Ounces (to three decimal places).

2.4	Trust Allocated Metal Account Reports: In respect of each Business Day, the Custodian will transmit to the Trustee a statement of account together with a report (i) showing the increases and decreases to the Physical Gold standing to the Trustee’s credit in the Trust Allocated Metal Account and identifying separately each transaction and the Business Day on which it occurred and (ii) identifying each individual item of Physical Gold held in the Trust Allocated Metal Account, including refiner, assay, serial numbers and gross and fine weight, as applicable. The Custodian will use commercially reasonable efforts to send that statement of account and accompanying reports on or before 10:00 p.m. New York time in respect to each Business Day. At the same time as that statement of account is provided to the Trustee in respect to any Business Day, the Custodian will also send the Trustee a notification of (i) each separate transaction, if any, transferring Gold to the Trust Allocated Metal Account from the Trust Unallocated Metal Account, (ii) the amount of Gold, if any, transferred from the Trust Allocated Metal Account to the Trust Unallocated Metal Account and (iii) the closing balance of Physical Gold held in the Trust Unallocated Metal Account for such Business Day. In addition, the Custodian will provide the Trustee with such information about the increases and decreases to the Gold standing to the Trustee’s credit in the Trust Allocated Metal Account on a same-day basis at such other times and in such other form as the Trustee and the Custodian shall agree. For each calendar month, the Custodian will provide the Trustee within a reasonable time after the end of the month a statement of account for the Trust Allocated Metal Account which shall include the opening and closing monthly balance and all transfers to and from the Trust Allocated Metal Account, accompanied by one or more weight lists containing information sufficient to identify each item of Physical Gold held in the Trust Allocated Metal Account as of the last Business Day of the calendar month and the party having physical possession thereof, including any Sub-Custodian or any sub-custodian of a Sub-Custodian. The Custodian also will provide the Trustee with additional weight lists in respect of the Physical Gold held in the Trust Allocated Meal Account from time to time upon the Trustee’s reasonable request. All such reports will be made available to the Trustee by means of authenticated email message, provided that, if the email messaging system is unavailable for any reason, the Trustee and the Custodian will agree upon a temporary notification system for making such reports available to the Trustee.

2.5	Reversal of Entries: The Custodian shall reverse any provisional or erroneous entries to the Trust Allocated Metal Account which it discovers or of which it is notified with effect back-valued to the date upon which the final or correct entry (or no entry) should have been made (including where the Custodian has credited a deposit made pursuant to clause 3.1 and on receipt by the Custodian of the Gold if it is determined that the Gold does not comply with the Rules or that it is not the required weight).

2.6	Provision of Information: The Custodian agrees that it will forthwith notify the Trustee in writing of any encumbrance of which it is aware is or is purported to have been created over or in respect of the Trust Allocated Metal Account or any of the amounts standing to the credit thereof.

2.7	Access: The Custodian will allow, and will procure that any Sub-Custodian that the Custodian appoints allows, the Administrative Sponsor and the Trustee and their Physical Gold auditors, access to the vaults storing Physical Gold owned by the Trust during normal business hours, to examine the Physical Gold held in the Trust Allocated Metal Account and such records as they may reasonably require to perform their respective duties with regard to the Trust in accordance with the terms of the Trust Agreement and applicable laws and regulations. The Trustee agrees that any such access shall be subject to execution of a confidentiality agreement and agreement to the Custodian’s security procedures, and the first two audits in any calendar year shall be at the Custodial Sponsor’s expense, and any further audit in such calendar year shall be considered an extraordinary expense (as defined in the Trust Agreement) of the Trust. Reasonable prior notice shall be provided to the Custodial Sponsor of any such audit.

3.	DEPOSITS

3.1	Procedure: The Custodian shall effect deposits of Gold into the Trust Allocated Metal Account only pursuant to transfers from the Trust Unallocated Metal Account.

3.2	Total Allocation of Physical Gold: Except as may be provided in the Trust Unallocated Metal Account Agreement, the Custodian must allocate, or cause to be allocated, all Gold credited to the Trust Unallocated Metal Account to the Trust Allocated Metal Account such that no amount of Gold remains standing for the benefit of the Trust in the Trust Unallocated Metal Account by 10:00 p.m. Perth time on each Business Day. In the event that the Custodian is unable to fully allocate Gold by 10:00 p.m. Perth time on each Business Day due to reasons outside of its control, it will use reasonable efforts to fully allocate Gold to the Trust Allocated Metal Account as soon as possible.

3.3	Right to Amend Procedure: The Custodian may amend the procedure in relation to the deposit of Physical Gold if (i) such amendment is caused by a change in the Rules or procedures of the LBMA, or (ii) the Trustee and the Administrative Sponsor consent (such consent not to be unreasonably withheld). The Custodian will, whenever practicable, notify the Trustee and the Administrative Sponsor within a commercially reasonable time before the Custodian amends its procedures or imposes additional ones in relation to the transfer of Physical Gold into and from the Trust Allocated Metal Account, and in doing so the Custodian will consider the Trustee’s and Administrative Sponsor’s needs to communicate any such change to Authorized Participants and others.

3.4	Allocation: The Trustee acknowledges that the process of allocation of Physical Gold to the Trust Allocated Metal Account from the Trust Unallocated Metal Account may involve minimal adjustments to the weights of Physical Gold to be allocated to adjust such weight to the types of Physical Gold available.

3.5	Substitution: The Custodian may substitute other Physical Gold for Physical Gold held in the Trust Allocated Metal Account, provided that, after any such substitution, the total Fine Ounces of Physical Gold held in the Trust Allocated Metal Account remains equal to or in excess of the Fine Ounces of Physical Gold held in the Trust Allocated Metal Account immediately prior to the substitution. To the extent that any such substitution would result in the total amount of Fine Ounces of Physical Gold held by the Trust in the Trust Allocated Metal Account to exceed the total number of Fine Ounces of Physical Gold held in the Trust Allocated Metal Account immediately prior to the substitution, the amount of any excess Fine Ounces resulting from such substitution shall be recorded as a corresponding amount due to the Custodian in the Trust Unallocated Metal Account.

4.	WITHDRAWALS

4.1	Procedure: In order to comply with its responsibilities contained in the Trust Agreement, the Trustee may at any time give instructions to the Custodian for the withdrawal of Physical Gold from the Trust Allocated Metal Account, including by way of de-allocation to the Trust Unallocated Metal Account for transfer (i) to an AP Account, either directly or via the GC Metal Account, or (ii) to such other account as the Trustee may instruct (subject to clause 4.3).

4.2	Notice Requirements: A confirmation from the Trustee to the Custodian, given in writing, that a valid Redemption Form has been lodged for Shares shall be deemed an instruction given under clause 4.1 unless otherwise notified in writing by the Trustee. Any other notice relating to a withdrawal of Physical Gold must be in writing.

4.3	Right to Amend Procedure: The Custodian may amend the procedure for the withdrawal of Physical Gold if (i) such amendment is caused by a change in the Rules or procedures of the LBMA, or (ii) the Trustee and the Administrative Sponsor consent (such consent not to be unreasonably withheld). Any such amendment will be subject to the notification conditions of clause 3.3.

4.4	Specification of Physical Gold: The Custodian shall specify which Physical Gold is to be withdrawn once it receives instructions from the Trustee to effect a withdrawal of Physical Gold pursuant to clause 4.1.

4.5	De-allocation: Following receipt by the Custodian of an instruction for the withdrawal of Physical Gold from the Trust Allocated Metal Account pursuant to clause 4.1, the Custodian shall de-allocate sufficient Physical Gold from the Trust Allocated Metal Account to credit the Trust Unallocated Metal Account and, thereafter, to an AP Account, either directly or via the GC Metal Account, or such other applicable account, in the amount required. The Trustee acknowledges that the process of de-allocation of Physical Gold for withdrawal and/or credit to another account may involve minimal adjustments to the weight of Physical Gold to be withdrawn to adjust such weight to the Physical Gold available in the Trust Allocated Metal Account.

4.6	Risk: Where there is a shipment from the Custodian of Physical Gold to another person, all right, title and risk in and to such Physical Gold shall pass at the Point of Delivery to the relevant person for whose account the Physical Gold is being delivered.

5.	INSTRUCTIONS

5.1	Giving of Instructions: Only the Trustee shall have the right to give instructions to the Custodian for deposit of Physical Gold to or withdrawal of Physical Gold from the Trust Allocated Metal Account. The Trustee shall notify the Custodian in writing of the names of the people who are authorized to give instructions on the Trustee’s behalf. Until the Custodian receives written notice to the contrary, the Custodian is entitled to assume that any of those people have full and unrestricted power to give instructions on the Trustee’s behalf. The Custodian is also entitled to rely on any instructions which are from, or which purport to emanate from, any person who appears to have such authority.

5.2	Transfer Instructions: All transfers into and out of the Trust Allocated Metal Account shall be made upon receipt of, and in accordance with, instructions given by the Trustee to the Custodian. Such instructions shall be given by authenticated email message or, if for any reason the email messaging system is not operational, by such other temporary means as the Trustee and the Custodian may agree from time to time. Other information (which shall not constitute an instruction) related to transfers into and out of the Trust Allocated Metal Account may be sent between the Trustee and the Custodian by email or such other means as the Trustee and the Custodian may agree from time to time. Any such communication shall be deemed to have been given, made or served upon actual receipt by the recipient.

5.3	Account not to be Overdrawn: The Trust Allocated Metal Account may not at any time have a debit balance thereon, and no instruction shall be valid to the extent that the effect thereof would be for the Trust Allocated Metal Account to have a debit balance thereon.

5.4	Amendments: Once given, instructions continue in full force and effect until they are cancelled, amended or superseded. Any communication that cancels, amends or supersedes an instruction shall be valid only upon actual receipt by the Custodian in accordance with clause 5.2.

5.5	Unclear or Ambiguous Instructions: If, in the Custodian’s opinion, any instructions are unclear or ambiguous, the Custodian shall use reasonable endeavors (taking into account any relevant time constraints) to obtain clarification of those instructions from the Trustee and, failing that, the Custodian may in its absolute discretion and without any liability on its part, act upon what the Custodian believes in good faith such instructions to be or refuse to take any action or execute such instructions until any ambiguity or conflict has been resolved to the Custodian’s reasonable satisfaction.

5.6	Refusal to Execute: The Custodian may, where practicable, refuse to execute instructions if in the Custodian’s opinion they are or may be contrary to the Rules, the Trust Agreement or any applicable law.

6.	CONFIDENTIALITY

6.1	Disclosure to Others: Subject to clause 6.2, each of the Trustee and the Custodian shall respect the confidentiality of information acquired under this Agreement and will not, without the other party’s consent, disclose to any other person any transaction or other information acquired about the other party, its business or the Trust under this Agreement, provided that such other party has made clear, at or before the time such information is provided, that such information is being provided on a confidential basis.

6.2	Permitted Disclosures: Each party accepts that from time to time the other party may be required by law or the Rules, or required or requested by a government department or agency, fiscal body or regulatory or listing authority or as otherwise necessary in conducting the Trust’s business, to disclose this Agreement or information acquired under this Agreement. In addition, the disclosure of such information may be required by a party’s auditors, by its legal or other advisors, by a company which is in the same group of companies as a party (i.e., a subsidiary or holding company of a party), or (in the case of the Trustee) by the Administrative Sponsor, or any beneficiary of the Trust. Each party irrevocably authorizes such persons to make such disclosures without further reference to such party.

7.	CUSTODY SERVICES

7.1	Appointment: The Trustee hereby appoints the Custodian to act as custodian of the Physical Gold held in the Trust Allocated Metal Account in accordance with this Agreement, the Trust Agreement and any Rules which apply to the Custodian, and the Custodian hereby accepts such appointment.

7.2	Segregation of Physical Gold: The Custodian will be responsible for the safekeeping of the Physical Gold on the terms and conditions of this Agreement. The Custodian will segregate the Physical Gold from any Physical Gold which the Custodian owns or holds for others by making appropriate entries in its books and records and will require any Sub-Custodian to segregate the Physical Gold from any Physical Gold which such Sub-Custodian owns or holds for others by making appropriate entries in their books and records. Entries on the Custodian’s books and records to identify Physical Gold will refer to each item of Physical Gold by refiner, assay, serial number and gross and fine weight, as applicable. Additionally, the Custodian will require each Sub-Custodian to identify on its books and records each item of Physical Gold held by them by refiner, assay, serial number and gross and fine weight, as applicable, and to provide such information to the Trustee upon request.

7.3	Ownership of Physical Gold: The Custodian will identify in its books and records the Physical Gold that belongs to the Trustee (on trust for the Shareholders) and will require each Sub-Custodian to identify on its books and records that the Physical Gold is being held for the Custodian for benefit of the Trust. The Custodian shall ensure that the Physical Gold belonging to the Trustee (on trust for the Shareholders) shall not be pledged by the Custodian or leased to any other person and that, except as provided in clause 5.4 of the Trust Unallocated Metal Account Agreement, such Physical Gold shall at all times be free and clear of all liens, charges, security interests and encumbrances, whether arising by operation of law or otherwise.

7.4	Location of Physical Gold: All Physical Gold held in the Trust Allocated Metal Account at any point in time will be held at the risk and responsibility of the Custodian. Except as provided for in clause 7.6, the Custodian shall store Physical Gold in its own vaulting facilities, generally in Perth, Australia, or such other locations where the Custodian may maintain vaulting facilities from time to time, and utilize the services of its appointed secure transportation provider at the risk of the Custodian.

7.5	Replacement of Bullion: If for any reason Physical Gold credited to the Trust Allocated Metal Account (i) does not meet the requirements for Physical Gold or (ii) does not contain the number of Fine Ounces which has been reported to the Trustee, the Custodian shall as soon as practical replace such Physical Gold with Physical Gold which meets the requirements for Physical Gold or contains the number of Fine Ounces reported to the Trustee by (i) debiting the Trust Allocated Metal Account and crediting the Trust Unallocated Metal Account with the requisite amount of Physical Gold to be replaced, (ii) providing replacement Physical Gold which is of an amount that approximates the amount of Physical Gold to be replaced as closely as practical, and (iii) debiting the Trust Unallocated Metal Account and crediting the Trust Allocated Metal Account with the requisite amount of replacement Physical Gold. The Custodian shall not start the foregoing replacement process on a particular Business Day unless it is reasonably sure that such replacement process can be started and completed in the same Business Day. The Custodian shall notify the Trustee as soon as practicable on the Business Day (but no later than the end of business on such Business Day) when (i) the Custodian has determined that Physical Gold credited to the Trust Allocated Metal Account is to be replaced and (ii) when replacement Physical Gold has been credited to the Trust Allocated Metal Account in accordance with the above instructions. The cost of any such replacement shall be borne by the Custodian.

7.6	Sub-Custodians: The Custodian may from time to time employ Sub-Custodians solely for the custody and safekeeping of Physical Gold, including in locations where the Custodian does not maintain its own vaulting or other secure storage facilities or when the Custodian’s vaulting facilities identified in clause 7.4 are insufficient to hold the Physical Gold of the Trust. The Custodian will use reasonable care in selecting any Sub-Custodian. In selecting any Sub-Custodian with reasonable care, the Custodian is to determine if such Sub-Custodian can reasonably be expected to operate in a reasonable and prudent manner and in compliance with the Rules and all other relevant laws, rules and regulations applicable to its services as a sub-custodian of Gold. Any Physical Gold held by a Sub-Custodian shall be recorded by the Custodian as being held in the Trust Allocated Metal Account at all times.

7.7	Liability relating to Sub-Custodians: The Custodian shall be liable in contract, tort or otherwise for any loss, damage or expense arising directly or indirectly from any act or omission, or insolvency, of any Sub-Custodian.

7.8	Notice relating to Sub-Custodians: The Custodian will provide the Trustee and the Administrative Sponsor with the name and address of any Sub-Custodian the Custodian selects, along with any other information which the Trustee or the Administrative Sponsor may reasonably request concerning the appointment of such Sub-Custodian.

8.	REPRESENTATIONS

8.1	Trustee’s Representations: The Trustee represents and warrants to the Custodian that (such representations and warranties being deemed to be repeated upon each occasion of deposit or withdrawal of Physical Gold under this Agreement):

(1)	the Trustee has all necessary authority, powers, consents, licenses and authorizations (which have not been revoked) and has taken all necessary action to enable it lawfully to enter into and perform its duties and obligations under this Agreement;

(2)	the person entering into this Agreement on behalf of the Trustee has been duly authorized to do so; and

(3)	this Agreement and the obligations created under it are binding upon and enforceable against the Trustee, as trustee of the Trust, in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the Rules or any order, charge or agreement by which the Trustee is bound.

8.2	Custodian’s Representations: The Custodian represents and warrants to the Trustee that (such representations and warranties being deemed to be repeated upon each occasion of deposit or withdrawal of Physical Gold under this Agreement):

(1)	the Custodian is duly constituted with all necessary authority, powers, consents, licenses and authorizations (which have not been revoked) and all necessary action has been taken to enable it lawfully to enter into and perform its duties and obligations under this Agreement;

(2)	the person entering into this Agreement on behalf of the Custodian has been duly authorized to do so;

(3)	this Agreement and the obligations created under it are binding upon the Custodian and enforceable against the Custodian in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the Rules or any order, charge or agreement by which the Custodian is bound; and

(4)	the Government Guarantee applies to the Gold held in the Metal Accounts, including any Gold held by Sub-Custodians.

9.	FEES AND EXPENSES

9.1	Fees: The Custodian also serves as the Custodial Sponsor of the Trust, and the Custodian acknowledges that it receives the Custodial Sponsor’s Fee as defined under and pursuant to the terms of the Trust Agreement, and shall receive no additional compensation for its services to the Trust hereunder.

9.2	Expenses: The Custodian also serves as the Custodial Sponsor of the Trust, and the Custodian acknowledges that it receives reimbursement for certain expenses under the terms of the Trust Agreement, and shall receive no additional reimbursement for its expenses other than specified in this Agreement and the Trust Agreement.

10.	VALUE ADDED TAX

10.1	VAT Exclusive: All sums, if any, payable under this Agreement by the Trust to the Custodian shall be deemed to be exclusive of VAT if and to the extent VAT is properly chargeable on any supplies made by the Custodian to the Trust pursuant to this Agreement.

10.2	VAT Invoice: If VAT is properly chargeable on any supplies made by the Custodian to the Trust pursuant to this Agreement, the Custodian shall provide a valid VAT invoice to the Trust.

11.	SCOPE OF RESPONSIBILITY

11.1	Exclusion of Liability: The Custodian will use reasonable care in the performance of its duties under this Agreement provided always that its liability for any loss or damage suffered by the Trust or the Trustee in connection with this Agreement (including in relation to any lost or damaged Physical Gold) shall not exceed the cash equivalent of all Gold due, payable and deliverable by the Custodian (that being the extent of the liability coverage provided by the Government Guarantee). The Custodian and the Trustee each agree to notify the other party promptly after any discovery of any lost or damaged Physical Gold. If the Custodian delivers from the Trust Allocated Metal Account Physical Gold that is not of the Fine Ounces the Custodian has represented to the Trustee or that is not according to the Rules, recovery by the Trustee, to the extent such recovery is otherwise allowed, shall not be barred by any delay in asserting a claim because of the failure to discover the corresponding loss or damage regardless of whether such loss or damage could or should have been discovered.

11.2	Government Guarantee and Insurance: The Government Guarantee provides (amongst other things) that the payment of the cash equivalent of Gold which is due, payable and deliverable by the Custodian under the Gold Corporation Act 1987 (Western Australia) is guaranteed by the Treasurer of Western Australia, in the name and on behalf of the Crown in the right of the State of Western Australia. The Custodian shall promptly notify the Trustee as soon as it becomes aware of any proposal by the Western Australian Government to remove or alter the Government Guarantee. The Custodian shall make such insurance arrangements from time to time in connection with the Custodian’s custodial obligations under this Agreement as the Custodian considers appropriate in connection with the Physical Gold held in the Trust Allocated Metal Account on behalf of the Trust and also for the transport of Gold and will be responsible for all costs, fees and expenses (including any relevant taxes) in relation to any such insurance arrangements. Upon reasonable prior written notice, in connection with the preparation of the initial registration statement under the United States Securities Act of 1933, as amended, covering any Shares, the Custodian will allow its certificates of currency of its insurance or coverage summaries of the insurance to be reviewed by the Trustee and the Administrative Sponsor. The Custodian will also allow the Trustee and the Administrative Sponsor to review its certificates of currency of its insurance or coverage summaries of the insurance in connection with any amendment to that initial registration statement or any further registration statement covering any Shares from time to time, in each case upon reasonable prior written notice from the Trustee or the Administrative Sponsor. Any permission to review the Custodian’s insurance is limited to the term of this Agreement and is conditioned on the reviewing party executing a form of confidentiality agreement provided by the Custodian, or if the confidentiality agreement is already in force, acknowledging that the review is subject thereto.

11.3	Force Majeure: The Custodian shall not be liable for any delay in performance, or for the non-performance, of any of its obligations under this Agreement by reason of any cause beyond the Custodian’s reasonable control. This includes any delay or inability to transport Gold in a secure manner due to lack of available, suitable transportation, any act of God or war or terrorism or any breakdown, malfunction or failure of transmission, communication or computer facilities, industrial action, acts and regulations of any governmental or supra national bodies or authorities or regulatory or self-regulatory organization or failure of any such body, authority or organization, for any reason, to perform its obligations.

11.4	Indemnity: The Trustee, solely from and to the extent of the assets of the Trust, shall indemnify and keep indemnified the Custodian (on an after tax basis) on demand against all costs and expenses, damages, liabilities and losses (other than expenses assumed by the Custodial Sponsor under the Trust Agreement or by the Custodian under this Agreement) which the Custodian may suffer or incur, directly or indirectly, in connection with this Agreement except to the extent that such sums are due directly to the gross negligence, willful default or fraud of the Custodian.

11.5	Third Parties: Except with respect to the Trust, which shall be considered a beneficiary of this entire Agreement, and to the Administrative Sponsor, which shall be considered a beneficiary (as applicable) of clauses 2.7, 3.3, 4.3, 6.2, 7.8, 11.2, 12.2, 12.3 and 13.4 the Custodian does not owe any duty or obligation or have any liability towards any person who is not a party to this Agreement. Except as set forth in this clause 11.5, this Agreement does not confer a benefit on any person who is not a party to it. The parties to this Agreement do not intend that any term of this Agreement shall be enforceable by any person who is not a party to it and do intend that the Contracts (Rights of Third Parties) 1999 Act shall not apply to this Agreement, provided that the Administrative Sponsor may enforce its rights under clauses 2.7, 3.3, 4.3, 6.2, 7.8, 11.2, 12.2, 12.3 and 13.4 Nothing in this paragraph is intended to limit the obligations hereunder of any successor Trustee of the Trust or to limit the right of any successor Trustee of the Trust to enforce the Custodian’s obligations hereunder.

12.	TERM AND TERMINATION

12.1	Notice: Any termination notice given by the Trustee in compliance with the terms of the Trust Agreement and under clause 12.2 must specify:

(1)	the date on which the termination will take effect; and

(2)	unless the Trust is also terminating, the person to whom the Physical Gold is to be transferred and all other necessary arrangements for the delivery of the Physical Gold to the order of the Trustee.

If the Trust is also terminating, the Trustee will provide further instructions regarding the Physical Gold as provided in the Trust Agreement.

12.2	Term: This Agreement shall commence on the Effective Date and shall continue in effect indefinitely until terminated pursuant to this clause 12.2. The Custodian may resign as Custodian and terminate this Agreement upon six (6) months’ advance written notice. This Agreement may be terminated immediately upon written notice as follows:

(1)	by the Trustee or the Custodian, if it becomes unlawful for the Custodian to be a party to this Agreement or to offer its services to the Trust on the terms contemplated by this Agreement or if it becomes unlawful for the Trustee or the Trust to receive such services or for the Trustee to be a party to this Agreement;

(2)	by the Custodian, if there is any event which, in the Custodian’s reasonable view, indicates the Trustee’s insolvency or impending insolvency;

(3)	by the Trustee, if there is any event which, in the Trustee’s reasonable view, indicates the Custodian’s insolvency or impending insolvency, or if the Custodian resigns or is deemed to have resigned as Custodial Sponsor pursuant to the Trust Agreement; or

(4)	by the Trustee, if the Trust is to be terminated.

Upon any termination of this Agreement by either party, the Custodian agrees to continue to serve as custodian pursuant to the terms of this Agreement for a reasonable period of time, but in no event longer than six (6) months, to facilitate liquidation and distribution of the Trust, if applicable, or an orderly transition to a successor custodian. In the event that the Trust seeks to transition to a successor custodian in accordance with the Trust Agreement, the Custodian shall cooperate with the Trustee and the Administrative Sponsor in good faith to effect a smooth and orderly transfer of the Physical Gold held in the Trust Allocated Metal Account, the custodial services provided under this Agreement and all applicable records as directed by the Trustee or the Administrative Sponsor to a successor custodian. Such cooperation shall include the execution of such documents and the taking of such actions as the Trustee or the Administrative Sponsor may reasonably require in order to effect such transfer.

12.3	Change in Trustee or Administrative Sponsor: If there is any change in the identity of the Trustee or the Administrative Sponsor in accordance with the Trust Agreement, then the Custodian, the Trustee and the Administrative Sponsor shall execute such documents and shall take such actions as the new Trustee or Administrative Sponsor and the outgoing Trustee or Administrative Sponsor may reasonably require for the purpose of vesting in the new Trustee or Administrative Sponsor the rights and obligations of the outgoing Trustee or Administrative Sponsor, and releasing the outgoing Trustee or Administrative Sponsor from its future obligations under this Agreement.

12.4	Delivery Arrangements: If the Trustee does not make arrangements reasonably acceptable to the Custodian for the delivery of the Physical Gold after termination, the Custodian may continue to store the Physical Gold, in which case the Custodian will continue to charge an amount equal to the Custodial Sponsor Fee payable under the Trust Agreement. If the Trustee has not made arrangements reasonably acceptable to the Custodian for the delivery of the Physical Gold within six months of the date specified in the termination notice as the date on which the termination will take effect, the Custodian will be entitled to (but is not obligated to) sell the Physical Gold and account to the Trustee for the proceeds.

12.5	Existing Rights: Termination shall not affect rights and obligations then outstanding under this Agreement which shall continue to be governed by this Agreement until all obligations have been fully performed.

13.	NOTICES:

13.1	Notices: Except as provided in clauses 2.4, 5.2 and 15.4, any notice or other communication shall be delivered personally or sent by first class post, pre-paid recorded delivery (or air mail if overseas), authenticated electronic transmission (including email) or such other electronic transmission as the parties may from time to time agree, to the party due to receive the notice or communication, at its address, number or destination set out in clause 13.3 or another address, number or destination specified by that party by written notice to the other.

13.2	Deemed Receipt of Notice: A notice or other communication under or in connection with clause 13.1 will be deemed received only if actually received or delivered.

13.3	The addresses and numbers of the parties for the purposes of clauses 5.2 and 13.1 are:

The Custodian:	Gold Corporation
Attn: Treasurer
310 Hay Street
East Perth, WA 6004
Australia
Telephone: +61 8 9421 7615
Facsimile: +61 8 9221 7074
E-Mail: AAAU@Perthmint.com

The Trustee:

The Bank of New York Mellon
2 Hanson Place
9th Floor
Brooklyn, New York 11217
Attention: ETF Services, Brooklyn
Telephone: +1 718-315-5013
Facsimile: +1 718-315-4850
E-Mail: etfservicescom@bnymellon.com

The address and numbers of the Administrative Sponsor for purposes of receiving notices under this Agreement is:

The Administrative
Sponsor:	Exchange Traded Concepts, LLC
10900 Hefner Pointe Drive, Suite 207
Oklahoma City, Oklahoma 73120
Telephone: 1-405-778-8377
Facsimile: 1-405-778-8375
E-Mail: garrett@exchangetradedconcepts.com

13.4	Recording of Calls: Each of the Custodian, the Trustee and the Administrative Sponsor may record telephone conversations without use of a warning tone. Such records will be the recording party’s sole property and accepted by the other parties hereto as evidence of the orders or instructions given.

14.	GENERAL

14.1	Role of Trustee: The Trustee is a party to this Agreement solely in its capacity as Trustee for the Shareholders and accordingly (i) the Trustee shall only be liable to satisfy any obligations under this Agreement, including any obligations or liabilities arising in connection with any default by the Trustee under this Agreement, to the extent of the assets held from time to time by the Trustee as trustee of the Trust (the “Trust Assets”) to the extent authorized by the Trust Agreement and (ii) no recourse shall be had to (a) any assets other than the Trust Assets, including any of the assets held by the Trustee as trustee, co-trustee or nominee of a trust other than the Trust, as owner in its individual capacity or in any way other than as trustee of the Trust or (b) the Trustee for any assets that have been distributed by the Trustee to the beneficiaries of the Trust.

14.2	No Advice: The Custodian’s duties and obligations under this Agreement do not include providing the other party with investment advice. In asking the Custodian to open and maintain the Trust Allocated Metal Account, the Trustee acknowledges that it is acting pursuant to the Trust Agreement, and the Custodian shall not owe the Trustee or the Trust any duty to exercise any judgment on their behalf as to the merits or suitability of any deposits into, or withdrawals from, the Trust Allocated Metal Account.

14.3	Assignment: This Agreement is for the benefit of and binding upon the parties hereto and their respective successors and permitted assigns. Save as expressly provided herein, no party may assign, transfer or encumber, or purport to assign, transfer or encumber, any right or obligation under this Agreement unless the other party otherwise agrees in writing.

14.4	Amendments: Any amendment to this Agreement must be agreed in writing and be signed by the Trustee and the Custodian. Unless otherwise agreed, an amendment will not affect any legal rights or obligations which may already have arisen.

14.5	Partial Invalidity: If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way under the Rules or any law, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

14.6	Entire Agreement: This Agreement and the Trust Unallocated Metal Account Agreement represent the entire agreement between the parties in respect of their subject matter save for any agreements made with fraudulent intent, and excludes any prior agreements or representations. This Agreement supersedes and replaces any prior existing agreement between the parties relating to the same subject matter.

14.7	Counterparts: This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

14.8	Business Days: If any obligation falls due to be performed on a day which is not a Business Day then the relevant obligations shall be performed on the next succeeding Business Day.

15.	GOVERNING LAW AND JURISDICTION

15.1	Governing Law: This Agreement is governed by, and will be construed in accordance with, the laws of England and Wales.

15.2	Jurisdiction: The Trustee and the Custodian agree that the courts of the State of New York, in the United States of America, and the United States federal court located in the Borough of Manhattan in such state are to have jurisdiction to settle any disputes or claims which may arise out of or in connection with this Agreement and, for these purposes each of the Trustee and the Custodian irrevocably submits to the non-exclusive jurisdiction of such courts, waive any claim of forum non conveniens and any objection to laying of venue, and further waive any personal service.

15.3	Waiver of Immunity: To the extent that the Custodian may in any jurisdiction claim any immunity from suit, judgment, enforcement or otherwise howsoever, the Custodian agrees not to claim and irrevocably waives, any such immunity which it would otherwise be entitled to (whether on grounds of sovereignty or otherwise) to the full extent permitted by the laws of such jurisdiction.

15.4	Service of Process: Process by which any proceedings are begun may be served on a party by being delivered to the party’s address specified below. This does not affect any right to serve process in another manner permitted by law.

Custodian’s Address for service of process:

The Agent General for Western Australia

Government of Western Australia European Office

5th Floor, Australia Centre

Corner of Strand and Melbourne Place

London WC2B 4LG

England

With a copy to:

Trustee’s Address for service of process:

The Bank of New York Mellon
225 Liberty Street

New York, New York 10281

Attention: Legal Department – Asset Servicing

[Signature Page Follows]

EXECUTED by the parties:

Signed on behalf of and for GOLD CORPORATION, by

Signature

Name

Title

Signed on behalf of and for THE BANK OF NEW YORK MELLON,

solely in its capacity as trustee of the Perth Mint Physical Gold ETF and not individually, by

Signature

Name

Title

[Signature Page to Trust Allocated Metal Account Agreement]